Exhibit 99.1

SMX (SECURITY MATTERS)

PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2024

UNAUDITED

TABLE OF CONTENTS

Page

Interim condensed consolidated statements of financial position	1
Interim condensed consolidated statements of comprehensive loss	2
Interim condensed consolidated statements of changes in shareholders’ equity (deficit)	3-4
Interim condensed consolidated statements of cash flows	5-6
Notes to the unaudited interim condensed consolidated financial statements	7-18

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of June 30, 2024	As of December 31, 2023
	Note	US$ in thousands
Current assets
Cash and cash equivalents		-	168
Other current receivables		373	634
Total current assets		373	802
Non-current assets
Intangible assets, net		16,450	16,486
Goodwill		32,957	32,957
Property, plant and equipment, net		316	411
Right of use assets		348	389
Investment in associated companies		115	115
Total non-current assets		50,186	50,358

Total assets		50,559	51,160
Current liabilities
Bank overdraft		21	-
Trade payables		11,654	10,515
Other payables		3,440	2,483
Convertible notes	3	1,883	1,390
Warrants - derivative financial liability		749	1,143
Pre-paid advance	4.1	-	700
Bridge loans liabilities	4.4	2,023	1,750
Lease liabilities		42	41
Total current liabilities		19,812	18,022
Non-current liabilities
Lease liabilities		388	411
Bridge loans liabilities	4.4	-	483
Total non-current liabilities		388	894

Total liabilities		20,200	18,916
Equity
Issued capital and additional paid in capital	5	71,810	62,901
Foreign currency translation reserve		(419)	(491)
Accumulated losses		(61,627)	(50,934)
Total equity attributable to owners of the parent		9,764	11,476
Non- controlling interest		20,595	20,768
Total equity		30,359	32,244
		50,559	51,160

/s/ Amir Bader	/s/ Haggai Alon	/s/ Ophir Sternberg	October 21, 2024
Amir Bader Interim Chief Financial Officer	Haggai Alon Chief Executive Officer	Ophir Sternberg Board of Directors Chair	Date of approval of financial statements

The accompanying notes are an integral part of the financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

		For the Six-Month Period Ended
		June 30, 2024	June 30, 2023
	Note	US$ in thousands except share and per share data
General and administrative expenses	6	4,848	13,350
Selling and marketing expenses		2,719	228
Research and development expenses, net		1,689	1,172
Listing expenses		-	16,802
Operating loss		(9,256)	(31,552)
Finance income		1,602	1,143
Finance expenses		3,232	2,496
Share of net loss of associated companies		-	104
Loss before income tax		(10,886)	(33,009)
Income tax		-	-
Loss after income tax for the period attributable to shareholders		(10,886)	(33,009)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency		(117)	(400)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations		209	235
Total other comprehensive loss		92	(165)

Total comprehensive loss		(10,794)	(33,174)

Net loss attributable to:
Equity holders of the Company		(10,693)	-
Non- controlling interest		(193)	-

Loss per share attribute to the shareholders
Basic and diluted loss per share attribute to shareholders (in dollar)	7	*(0.005)	*(0.001)

*	After giving effect to the reverse stock split on July 11, 2024 (see also Note 1.E)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity attributable to owners of the parent	Non- controlling interests	Total equity
Balance as of January 1, 2024	62,901	(491)	(50,934)	11,476	20,768	32,244
Comprehensive loss
Loss after income tax for the period	-	-	(10,693)	(10,693)	(193)	(10,886)
Other comprehensive loss for the period	-	72	-	72	20	92
Total comprehensive loss for the period	-	72	(10,693)	(10,621)	(173)	(10,794)

Conversion of financial liabilities into ordinary shares.	655	-	-	655	-	655
Exercise of warrants into ordinary shares	504	-	-	504	-	504
Conversion of warrants- derivative financial liabilities into ordinary shares	314	-	-	314	-	314
Conversion of convertible promissory note into ordinary shares	2,346	-	-	2,346	-	2,346
Issuance of investment units	2,699	-	-	2,699	-	2,699
Issuance of ordinary shares and warrants	698	-	-	698	-	698
Share based compensation	1,693	-	-	1,693	-	1,693
Balance as of June 30, 2024	71,810	(419)	(61,627)	9,764	20,595	30,359

The accompanying notes are an integral part of the consolidated financial statements.

(*) Represents an amount lower than US$ 1 thousand, see Note 2D.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT) (US$ in thousands)

	Issued capital and Additional paid-in capital	Foreign currency translation reserve	Accumulated loss	Total equity
Balance as of January 1, 2023	32,713	(537)	(30,020)	2,156
Comprehensive loss
Loss after income tax for the period	-	-	(33,009)	(33,009)
Other comprehensive loss for the period	-	(165)	-	(165)
Total comprehensive loss for the period	-	(165)	(33,009)	(33,174)

Issuance of shares, net	170	-	-	170
Recapitalization due to issuance of shares following the SPAC transaction, net	11,460	-	-	11,460
Share-based compensation	2,092	-	-	2,092
Conversion of convertible notes to shares	175	-	-	175
Conversion of bridge loans to shares	2,983	-	-	2,983
Exercise of options	10	-	-	10
Conversion of warrants A to ordinary shares, net (See note 5.2)	290			290
Issuance of Security Bundle, net (See note 5.2)	1,837	-	-	1,837
Balance as of June 30, 2023	51,730	(702)	(63,029)	(12,001)

The accompanying notes are an integral part of the consolidated financial statements.

(*) Represents an amount lower than US$ 1 thousand, see Note 2D.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	US$ in thousands
Cash flows from operating activities:
Net Loss	(10,693)	(33,009)
Share-based compensation	1,623	2,092
Depreciation and amortization	111	114
Increase in other receivables	246	2,575
Increase in trade payables	1,155	2,545
Increase in other payables	1,238	70
Decrease in other liabilities	-	13
Revaluation of financial liabilities at fair value	(949)	(41)
Financial expenses due to bridge loans principal amounts	(53)	1421
Interest on leases	32	7
Interest expenses / (income) and revaluation of convertible notes	1,871	(382)
Provision of borrowing to related parties	-	14
Issuance of ordinary shares due to commitment fee- see note 4(3)	460	-
Issuance of ordinary shares due to underwriter’s fee- see note 5B(4)	238	-
Share of net loss of associated companies	-	104
Issuance cost due to inducement Alpha warrants B’s exercise price	185	-
SPAC transaction - listing costs	-	16,802
Net cash flow used in operating activities	(4,536)	(7,675)

Cash flows from investing activities:
Purchase of property, plant and equipment	(166)	(10)
Capitalized development cost	-	(383)
Net cash flow used in investing activities	(166)	(393)

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (US$ in thousands)

	For the Six Months Ended
	June 30, 2024	June 30, 2024
	US$ in thousands
Cash flows from financing activities:
Payment of lease liabilities	(40)	(21)
Proceeds from issuance of convertible notes and security	350	250
Proceeds from bridge loans	-	550
Repayment of bridge loans	(30)	(30)
Proceeds from the issuance of Alpha new Note, warrants and derivative financial liability	2,025	2,811
Proceeds from (repayment of) Pre-Paid Advance	(423)	3,220
Proceeds from the issuance of shares and warrants	2,698	-
Exercise of warrants into ordinary shares	35	-
Overdraft	21	-
Issuance of shares in the SPAC transaction, net	-	2,923
Net cash flow from financing activities	4,636	9,703

Increase (decrease) in cash and cash equivalents	(66)	1,635
Cash and cash equivalents at beginning of period	168	1,398
Exchange rate differences on cash and cash equivalent	(102)	(13)
Cash and cash equivalents at end of period	-	3,020

	For the Six Months Ended
	June 30, 2024	June 30, 2023
	US$ in thousands
Appendix A – Non-Cash transactions during the period:

Conversion of financial liability into ordinary shares	597	450
Conversion of warrants into ordinary shares	-	290
Conversion of bridge loans and derivative financial liability into ordinary shares and warrants	128	2,983
Exercise of warrants into ordinary shares	458	2,229
Conversion of convertible notes into ordinary shares	2,346	175
Issuance cost due to inducement Alpha warrants B’s exercise price	107	-

The accompanying notes are an integral part of the consolidated financial statements.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 - GENERAL:

A.	SMX (Security Matters) Public Limited Company (“Security Matters” or “ SMX” or the “Company” and together with its subsidiaries, the “Group”) was incorporated in July 1, 2022 under the laws of Ireland with registered number 722009 and its registered office at Mespil Business Center, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6. The Company was incorporated in 2022 as part of the Business Combination (see Note 1.B).

The Group provides one solution to solve both authentication and track challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer. Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

B.	The SPAC transaction:

On March 7, 2023 (the “Closing Date”) the Company completed its SPAC transaction (the “Business Combination”) with Lionheart III Corp (“Lionheart”), following that Lionheart and Security Matters PTY Ltd. (formerly named Security Matters Limited, which was incorporated in May 2018 under Australian law) became the Company’s wholly-owned subsidiaries and the Company listed its ordinary shares and public warrants on the NASDAQ stock market under the tickers SMX and SMXWW, respectively. On July 26, 2022, Security Matters PTY Ltd. and Lionheart, a publicly traded special purpose acquisition company (SPAC), entered into a business combination agreement (the “BCA”) and accompanying scheme implementation deed (“SID”). Under the BCA, the existing Lionheart stockholders received the Company’s shares and warrants in exchange for their existing Lionheart shares and warrants and all shares existed in Security Matters PTY Ltd. were cancelled in return for the Company’s shares and resulting in Security Matters PTY Ltd. becoming a wholly owned subsidiary of the Company. Security Matters PTY Ltd. shareholders received consideration of 1 ordinary share per 10.3624 Security Matters PTY Ltd. shares, having an implied value of $10.00 per ordinary share and the Company became the holder of all of the issued shares in Security Matters PTY Ltd. and Lionheart, with Security Matters PTY Ltd. being delisted from the Australian Stock Exchange. The Business Combination resulted in 97.58% redemption by Lionheart’s public shareholders which resulted in leaving $3,061 of funds remaining in the trust account.

C.	As of June 30, 2024, the Company had incurred accumulated losses of $61.6 million and continue to incurred operating losses and negative cash flows from operating activities during the six-month period then ended. The Company has not yet generated revenues. The accompanying interim condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4.3, on April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Generating Alpha Ltd. (hereafter “Alpha”) for up to $30 million of its ordinary shares. This agreement follows a prior note and warrant transaction with Alpha entered on April 11, 2024 (see Note 3.1). The SPA allows the Company to sell shares to Alpha through “Puts” with a mandatory minimum of $20 per Put and a maximum of $833 in any 30-day period. The share price depends on market conditions and is discounted based on specific price thresholds. Alpha’s obligation to purchase shares is subject to customary conditions, including owning no more than 4.99% of the Company’s shares at any given time. The SPA automatically terminates after 36 months or once Alpha has purchased $30 million in shares. The Company can terminate the agreement under certain conditions. Proceeds will primarily support working capital and general corporate purposes, with 50% of sales used to repay any outstanding debts owed to Alpha. The Company is continuing with additional capital raising and as described in note 9, post balance sheet date entered into additional funding agreements of $5.3 million along with securing $747 and $194 in addition to restructuring of debt, into $800 and $500 in convertible and non convertible notes respectively. The Company plans to continue to secure convertible notes in addition to additional funding. There are no assurances, however, that the Company will be able to obtain an adequate level of financial resources that are required for the Company’s long-term business plan. Considering the above, the Company’s dependency on external funding for its operations raises a substantial doubt about the Company’s ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 1 – GENERAL (CONT.):

D.	The Company operates primarily through the following wholly owned subsidiaries and one majority owned, all of which have been consolidated in these consolidated financial statements.

Controlled entity	Country of Incorporation	Percentage Owned June 30, 2024	Percentage Owned December 31, 2023
Security Matters PTY Ltd. (Formerly - Security Matters Limited)	Australia	100%	100%

Lionheart III Corp	USA	100%	100%

SMX Circular Economy Platform PTE, Ltd.	Singapore	100%	100%

SMX (Security Matters) Ireland Limited	Ireland	100%	100%

SMX Fashion and Luxury	France	100%	100%

TrueSilver SMX Platform Ltd.	Canada	100%	100%

SMX (Security Matters) Israel Ltd. (Formerly - Security Matters Ltd.)	Israel	100%	100%

Security Matters Canada Ltd.	Canada	100%	100%

SMX Beverages Pty Ltd.	Australia	100%	100%

True Gold Consortium Pty Ltd.	Australia	51.9%*	51.9%*

In addition, the Company’s has the following investments in associated companies:

Entity	Country of Incorporation	Percentage Owned June 30, 2024	Percentage Owned December 31, 2023
Yahaloma Technologies Inc.	Canada	50%	50% *

The proportion of ownership interest is equal to the proportion of voting power held.

*	Legally owned by Security Matters PTY Ltd. (formerly - Security Matters Limited). On July 2024 ownership in the subsidiary increased from 51.9% to 52.9% , see also note 9 (3).

E.	On July 15, 2024, after the balance sheet date, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, reduced the number of outstanding shares from approximately 44.8 million to about 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes. All share, options and warrants amount in these June 30, 2024 financial statements are presented post this reverse stock split.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of preparation

The Company’s accompanying interim condensed consolidated financial statements have been prepared in a condensed format in accordance with IAS 34 Interim Financial Reporting. They do not include all disclosures that would otherwise be required in a complete set of consolidated financial statements and should be read in conjunction with the annual consolidated financial statements as of December 31, 2023 of the Company (the “Annual Financial Statements”). There have been no changes in the Company’s significant accounting policies during the six-month period ended June 30, 2024, as compared to the Annual Financial Statements.

B. Functional currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company.

C. Application of accounting policies

The Group has applied the same accounting policies and methods of computation in its interim condensed consolidated financial statements as in the Annual Financial Statements .Several amendments to IFRS Standards apply for the first time in 2024, but do not have an impact on the interim condensed consolidated financial statements.

D. Reverse stock split

The presentation of loss per share amounts and all share, options and warrants amounts has been retrospectively adjusted to give effect to the reverse stock split which occurred after the balance sheet date on July 11, 2024. See also Note 1.E.and Note 5.A.

E. New standards, interpretations and amendments not yet effective

In April 2024, the IASB issued IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1 to improve the usefulness of information presented and disclosed in financial statements. IFRS 18 introduces three sets of new requirements. The standard defines categories for income and expenses, such as operating, investing and financing, and requires entities to provide new defined subtotals, including operating profit. IFRS 18 also requires entities that define entity-specific measures that are related to the income statement to disclose explanations of those measures. In addition, it sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes and requires entities to provide more transparency about operating expenses. These new requirements are to improve entities’ reporting of financial performance and give investors a better basis for analyzing and comparing entities. The standard carries forward many requirements from IAS 1 unchanged. The standard is effective for annual periods beginning on or after January 1, 2027, with early adoption applicable whereby the Group has decided not to adopt early. The Group is currently evaluating the potential impact that the adoption of the standard will have on its consolidated financial statements.

NOTE 3 – CONVERTIBLE NOTES

1.	On April 11, 2024, the Company entered into Securities Purchase Agreements for the issuance of promissory note and warrants to an institutional investor, Alpha, as follows:

A.	Unsecured note (the “Alpha April Note”) in the principal amount of $2,250. The Alpha April Note carries an original issue discount (OID) of 10%, bears 12% interest per year, and its maturity date is in 12 months from issue date. Alpha has the right to convert the outstanding principal and interest into Ordinary Shares at $18 per share, with certain adjustments. If the Company is no longer restricted from variable rate transactions, the investor may convert at a 15% discount based on the lowest weighted average price during the 15 trading days before conversion. Any such conversion is subject to customary conversion limitations set forth in the Alpha April Note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the April Note into Ordinary Shares; provided that in no case shall the Company so convert the Alpha April Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of Ordinary Shares in excess of 4.99%. A daily fee of $2 is applied if the Company fails to deliver shares upon conversion. If an event of default occurs, the Alpha April Note’s outstanding principal and interest increase by 120%, or 500% in specific default situations, with default interest at the lesser of 24.5% or the maximum legal rate. The Alpha April Note also includes restrictions against variable security transactions.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 3 - convertible notes (CONT.):

B.	A 5.5 year warrant to purchase 157,673 Ordinary Shares at $11.775 per share, with anti-dilution protections. There is a 4.99% ownership limit on the exercise of this warrant, and the Company must pay a “Buy-In” amount if shares are not delivered timely. Alpha may elect to choose cashless exercise mechanism.

The Company also entered into a Registration Rights Agreement to register the Ordinary Shares underlying the Alpha April Note and warrants for resale.

C.	Inducement offer which amends the Company’s existing warrants B’s held by Alpha issued in September 2023 (see note 3.3) to a reduced exercise price of $0.165 per share. Alpha immediately exercised these warrants B’s in full.

The 5.5 year warrant was classified as a derivative financial liability measured at fair value through profit or loss. After initial recognition, at each cut off, the warrant will be measured in accordance with its fair value and all changes in fair value will be recognized through profit or loss.

The Alpha April Note is a financial liability which will be measured in accordance with the amortized cost method and its conversion option is a derivative financial liability measured at fair value through profit or loss.

As of June 30, 2024, the 5.5 year warrant fair value amounted to $749, the conversion option fair value amounted $343 and the Alpha April Note amounted to $730.

As of June 30, 2024 the fair value of the 5.5 year warrant was calculated using Black & Scholes model with expected volatility of 72.76% and the risk-free interest rate used is 4.33%. As of June 30, 2024 the fair value of the conversion option was calculated using Monte Carlo model with cost of equity capital of 22.2% and the yield of bond is 14.78%.

As of April 11, 2024, the 5.5 year warrant fair value amounted to $1,090, the conversion option fair value amounted $268 and the Alpha April Note amounted to $527.

As of April 11, 2024 the fair value of the 5.5 year warrant was calculated using Black & Scholes model with expected volatility of 73.43% and the risk-free interest rate used is 4.61%. As of April 11, 2024 the fair value of the conversion option was calculated using Monte Carlo model with cost of equity capital of 22.2% and the yield of bond is 16.99%.

2.	On February 24, 2024, the Company issued a convertible security with a face value of $407 in consideration of $350, bearing 0% interest and maturing in 6 months. The investor ranks senior but is subordinated to Clear Think Assets Management (or “CTAM”) the Company advisors in case of any new debt issuance, including subordinated debt or redeemable preferred stock, except for instruments already negotiated with CTAM. In such cases, the Company is obligated to direct at least 15% of the net proceeds from any new debt to repay the convertible security, unless the investor waives this requirement. The investor can convert all or part of the face value of the convertible security into ordinary shares at a conversion price of $18 per share, with no conversion limitations. Additionally, the Company issued the investor 1,333 warrants, exercisable for 60 months at an exercise price of $3.75 per share, without price-based anti-dilution adjustments. The convertible security is accounted in accordance with the amortized cost model and amounted to $388 as of June 30, 2024, see also note 9(6) and 9(10). The convert option and the warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 3 - convertible notes (CONT.):

3.	On September 6, 2023, the Company consummated the transactions pursuant to a Securities Purchase Agreement dated September 5, 2023, and issued and sold to an institutional investor (Alpha) a convertible promissory note with a fixed conversion price of $122.835 52,387 warrants A’s and 34,925 warrants B’s, for gross proceeds of approximately $2,574, before deducting fees and other offering expenses payable by the Company to their service providers. The warrant A’s are exercisable into 52,387 ordinary shares at an exercise price of $0.165 per share subject to customary adjustments and may be exercised at any time until the five year anniversary. The warrant B’s are exercisable into 34,925 ordinary shares at an exercise price of $122.835 per share, subject to customary adjustments and may be exercised at any time until the five-year anniversary. The warrant A’s and the warrant B’s meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. The convertible promissory note is in the principal amount of $4,290. The actual amount loaned by the investor is $2,574 after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into the Company’s ordinary shares, at a fixed conversion price of $122.835 per share. Any such conversion is subject to customary conversion limitations set forth in the Purchase Agreement, so the investor beneficially owns less than 4.99% of the Company’s ordinary shares. Additionally, the Company has the right to convert in whole or in part the note into ordinary shares; provided that in no case shall the Company so convert the note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99%

The note was recognized in accordance with the amortized cost method.

As of June 30, 2024, Alpha converted all of the principal amount of the convertible promissory note into an aggregate of 34,925 Ordinary Shares and exercised all warrant A’s and B’s into Ordinary Shares of the Company.

As of December 31, 2023, the note’s principal amounted to $1 million.

4.	On January 25, 2023, the Company received an amount of $250 in consideration for issuance of convertible notes (the “Convertible Notes”) and two types of warrants. The Convertible Notes principal amount is $250 and maturity date is the earlier between December 31, 2024, and the date of any change in control (excluding the Business Combination). The Convertible Notes have an interest rate of 15% per annum and shall be converted into ordinary shares: (1) at the note holder’s discretion, at a fixed conversion price of $10 per ordinary share, or (2) through issuance of the Company’s ordinary shares at a 20% discount.

As part of the Convertible Note agreements, the investor was granted two types of warrants:

(i) Bonus Warrants – 167 warrants (post 75:1 reverse stock split) to purchase ordinary shares of the Company at an exercise price of $862.50 per share. The Bonus Warrants term is five years commencing upon the Business Combination.

(ii) Redeemable Warrants – 167 warrants (post 75:1 reverse stock split) to purchase ordinary shares of the Company at a purchase price of $862.50 per share. The Redeemable Warrants term is five years commencing upon the Business Combination. The Redeemable Warrants shall be redeemable on a non-cumulative basis at the option of the holder, according to a schedule for $375 per warrant. The investor has the option to decide that the Company will satisfy any or each redemption through the issuance of ordinary shares of the Company based upon a 20% discount to the 20-trading day VWAP preceding each such anniversary.

The Convertible Notes are recorded in accordance with their fair value. The Redeemable Warrants are accounted for as a derivative financial liability. Management utilized a third-party appraiser to assist them in valuing the Convertible Notes and Redeemable Warrants.

In order to calculate the fair value of the Convertible Notes as of June 30, 2024, the Company discounted the payment schedule by a discount rate of 26.96%.

The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 63.16% and the risk-free interest rate used is 4.46%. As of June 30, 2024, the fair value of the Convertible Notes was $349 and the fair value of the Redeemable Warrants was $74.

In order to calculate the fair value of the Convertible Notes as of December 31,2023, the Company discounted the payment schedule by a discount rate of 32.2%. The fair value of the Redeemable Warrants was calculated using Monte-Carlo simulation model with expected volatility of 73.74% and the risk-free interest rate used is 3.91%. As of December 31, 2023, the fair value of the Convertible Notes was $304, and the fair value of the Redeemable Warrants was $73.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 4 - MATERIAL EVENTS DURING THE PERIOD

1.	In February 2024, the Company entered into a Letter Agreement with Yorkville dated February 1, 2024 (the “Letter Agreement”), which amends the SEPA. Pursuant to the Letter Agreement, the Company agreed to make payments to Yorkville, which include proceeds of Advances under the SEPA, to repay the amounts outstanding under the Pre-Paid Advance plus payment premium. The Company agreed to pay a fee to Yorkville equal to $200. The company paid in cash $423 to Yorkville and issued 35,659 Ordinary Shares. The Yorkville SEPA was terminated on April 19, 2024. Additionally, the Company agreed to issue a 5-year warrant to purchase 3,333 Ordinary Shares at an exercise price of $0.165 per share to Yorkville. These warrants meet the fixed-for-fixed criterion of IAS 32, resulting in being classified as equity. On June 21, 2024, the investor exercised the warrants into 3,333 ordinary shares at an exercise price of $0.165 per warrant.

2.	On February 20, 2024, the Company completed an underwritten public offering of 161,662 Ordinary Shares at $18 per share, generating gross proceeds of approximately $2.91 million. The offering included a provision for the issuance of pre-funded warrants, convertible on a 1-for-1 basis into Ordinary Shares at a price of $17.835 per share, to prevent any purchaser from exceeding 4.99% beneficial ownership. After deducting underwriting discounts, commissions, and offering expenses, net proceeds amounted to approximately $2.69 million. The proceeds were allocated towards sales and marketing, payment of certain outstanding liabilities, working capital, and digital branding consulting services. The Company paid the underwriter a cash fee of 2.5% of the gross proceeds, alongside $100 in expenses.

3.	On April 19, 2024, the Company entered into a Stock Purchase Agreement (“SPA”) with Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase shares at its discretion after a three-month period, with a minimum purchase (“Put”) of $20 and a maximum of $833 in any 30-day period, subject to certain pricing conditions based on market price.

The Ordinary Shares will be purchased at a price equal to:

a)	95% of the lowest daily traded price of the Company’s ordinary shares during the five-trading day valuation period (provided that it shall not be less than a Company-specified minimum acceptable price) (“Market Price”), if the market price of the ordinary shares is over $1.00;

b)	90% of the Market Price, if the market price of the ordinary shares is between $0.80 and $1.00:

c)	85% of the Market Price, if the market price of the ordinary shares is between $0.60 and $0.80;

d)	80% of the Market Price, if the market price of the ordinary shares is between $0.40 and $0.60;

e)	75% of the Market Price, if the market price of the ordinary shares is between $0.20 and $0.40; and

f)	50% of the Market Price, if the market price of the ordinary shares is below $0.20.

The net proceeds from these sales will be used primarily for working capital and general corporate purposes, with 50% allocated to repay any existing debt to Alpha. The SPA and related agreements contain customary covenants, restrictions, and rights, including beneficial ownership limitations and anti-dilution protections. The SPA will automatically terminate on the earliest to occur of (i) the first day of the month next following the 36-month anniversary of the date of the SPA or (ii) the date on which Alpha shall have made payment of Puts pursuant to the SPA for ordinary shares equal to $30 million.

The Company has the right to terminate the SPA at no cost or penalty upon five trading days’ prior written notice to Alpha, provided that there are no outstanding Put notices for which ordinary shares need to be issued and the Company has paid all amounts owed to Alpha pursuant to the SPA and any indebtedness the Company otherwise owes to Alpha or its affiliates. The Company and Alpha may also agree to terminate the SPA by mutual written consent. The Company issued a 1.5% commitment fee to Alpha, totaling 36,341 ordinary shares. As of these financial statements signing date, no withdrawal was performed from this credit line

4.	During the six-month period ended June 30, 2024, part of the Company’s bridge loans and redeemable warrants measured in accordance with fair value, were converted into ordinary shares of the Company. As of June 30, 2024, and December 31, 2023, the Bridge loans amounted to $1,836 and $1,739, respectively and the redeemable warrants amounted to $186 and $493, respectively.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 - SHAREHOLDERS’ EQUITY

A. Share capital:

	Number of shares
	June 30, 2024		December 31, 2023
	Authorized	Issued and outstanding	Authorized	Issued and outstanding
Ordinary shares USD 0.165 par value	484,848,485	610,496	484,848,485	135,812

Preferred shares USD 0.0001 par value	200,000,000,000	-	200,000,000,000	-

Deferred shares Euro 1 par value	25,000	25,000	25,000	25,000

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have a par value per share of $0.165 (post 75:1 reverse stock split) and the Company does not have a limited amount of authorised capital.

Preferred shares

preferred shares with such designation, rights and preferences as may be determined from time to time by the Company’s Board of Directors.

Deferred shares

Deferred Ordinary Shares are non-voting shares and do not convey upon the holder the right to be paid a dividend or to receive notice of or to attend, vote or speak at a general meeting. The Deferred Shares confer the right on a return of capital, on a winding-up or otherwise, only to the repayment of the nominal value paid up on the Deferred Shares after repayment of the nominal value of the Ordinary Shares.

B. Changes in share capital:

1)	In January 2024, pursuant to an inducement letter, the holders of reset warrants exercised 6,061 warrants at an exercise price of $0.165 per warrant, and as a result we issued an aggregate of 6,061 Ordinary Shares.

2)	On January 4, 2024, the Company issued 1,333 ordinary shares to a service provider in connection with certain investor relations services.

3)	Pursuant to Letter Agreement with YA II PN Ltd signed on February 2, 2024, the Company issued during the first quarter of 2024, 35,659 ordinary shares for an aggregate of $527 net proceeds and in addition in June 21, 2024 the investor exercised the 3,333 warrants into 3,333 ordinary shares at an exercise price of $0.165 per warrant (see also note 4(1)).

4)	On February 1, 2024, the Company issued 6,667 ordinary shares to EFHutton pursuant to their agreement as an underwriter.

5)	Following the underwritten public offering closed on February 20, 2024, During the third quarter of 2024, the Company issued 46,169 ordinary shares at a subscription price per share of $18 and 115,493 ordinary shares due to Pre-Funded Warrants exercise at a price per Pre-Funded Warrant of $17.835 (see also note 4(2)).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 - SHAREHOLDERS’ EQUITY (CONT.)

6)	Pursuant to a private placement binding term sheet dated February 28, 2024, the Company issued 1,333 warrants to the investor with an exercise price of $3.75 per share (see also note 3(2)).

7)	On February 29, 2024, the Company’s Board of Directors approved a grant of 20,000 RSUs to an officer, directors and service providers under the 2022 Incentive Equity Plan. As of the date of these Financial Statements 12,148 of the RSUs are vested.

8)	On March 4, 2024, the Company’s Board of Directors approved the issuance of 1,333 ordinary shares to a service provider in connection with certain investor relations services.

9)	During the six months period ending June 30, 2024, an institutional investor converted $2.3 million of convertible promissory note and accrued interest into an aggregate of 19,102 Ordinary Shares and exercised 52,387 Warrant A (see also note 3(3)).

10)	On April 11, 2024 pursuant to a Securities Purchase Agreement, the Company issued 157,673 warrants for a 5 years period with an exercise price of $11.775 per warrant. In addition, pursuant to a Warrant Amendment and Inducement Letter the Investor, exercise his outstanding “B” warrants to purchase 34,925 Ordinary Shares. The Existing Warrants were issued to the Investor as of September 6, 2023 and had a fixed exercise price of $122.835 per share. Pursuant to the Inducement Letter, the Investor agreed to exercise for cash the existing warrants in full at a reduced exercise price of $0.165 per share, or approximately $6. (see also note 3(1)). Furthermore, on June 21, 2024, the investor exercised 25,383 warrants at an exercise price of $11.775 into ordinary shares.

11)	During April 2024, the Company issued an aggregate of 9,200 Ordinary Shares to certain former debtholders of the Company as further consideration relating to the December 2023 conversion of their indebtedness and related obligations. Furthermore, the Company issued additional 11,881 Ordinary Shares in April 2024 and 3,086 Ordinary Shares in May 2024 to those same former debtholders, for the conversion and termination of an aggregate of 84,032 warrants held by them.

12)	On April 24, 2024, the Company issued an institutional investor 36,341 Ordinary Shares as a 1.5% commitment fee under the SPA signed on April 19, 2024 (see also note 4(3)).

13)	During the second quarter of 2024 the Company converted $569 debt to 42,573 ordinary shares.

14)	On June 27, 2024, the Company converted $119 debt to 11,699 ordinary shares and issued 900 warrants at an exercise price of $0.165 per warrant.

C. Incentive Equity Plan

In April 25, 2023, the Company’s board of directors and its shareholders approved and adopted the SMX Public Limited Company 2022 Incentive Equity Plan, which was subsequently amended the Company’s board of directors, subject to applicable Nasdaq requirements, which reserved for grant a number of ordinary shares equal to 15% of the number of issued and outstanding ordinary shares on a fully diluted basis immediately after the closing of the Business Combination, or 3,080 authorized ordinary shares. According to the Incentive Equity Plan the aggregate number of authorized shares has automatically increased on January 1, 2024, by 5% of the total number of shares outstanding on December 31,2023, to 9,871 authorized ordinary shares. In addition, the Company received stockholder approval at its 2023 annual general meeting of shareholders held on December 21, 2023, which increased the number of ordinary shares by 20,000 to a total of 29,871 ordinary shares. Furthermore, as a foreign private issuer, we are permitted to follow home country corporate governance practices and from time to time, have amended, and may in the future continue to amend, the 2022 Incentive Equity Plan to increase the number of shares authorized under the 2022 Incentive Equity Plan without shareholder approval (see note 9).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 5 – SHAREHOLDERS’ EQUITY (CONT.)

1.	During the six-month period ended June 30, 2024, the Company granted 20,000 RSUs to employees, directors and service providers. The fair value at grant date was $0.4 per RSU. The related share-based expenses that were recognized in the period amounted to $1,088.

RSUs granted to employees, directors and service providers:

	Six months period ended June 30, 2024 (in thousands)	Six months period ended June 30, 2023 (in thousands)
Outstanding at beginning of period	2	-
Granted	20	3
Vested	(13)	(1)

Outstanding at June 30, 2023	9	2

2.	The share-based payment expenses due to options granted to employees and service providers that were recognized in the six-month period ended June 30, 2024 amounted to $1.

NOTE 6 - GENERAL AND ADMINISTRATIVE EXPENSES

	Six Months Period Ended
	June 30, 2024	June 30, 2023
	US$ in thousands	US$ in thousands
Professional services	1,699	869
Share based compensation	1,056	1,805
Wages and salaries related	789	664
Transaction cost	460	7,792
Insurance	457	329
Nasdaq expenses	168	1,442
Travel expenses	126	379
Office and maintenance	68	37
Depreciation and amortization	15	15
Others	10	18
Total	4,848	13,350

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 7 - LOSS PER SHARE

	Six months ended
	June 30, 2024	June 30, 2023
Net loss attributable to the owners of the Company	$(10,886)	$(33,009)

Basic and diluted loss per share	(0.005)	(0.001)

Weighted average number of ordinary shares used in calculating basic and diluted loss per share (in thousands)	376	11

* After giving effect to the reverse stock split on July 11, 2024 (see also Note 1.E)

The calculation of the basic and diluted loss per share for all periods presented has been adjusted retrospectively based on the new number of shares as derived from the conversion ratio.

NOTE 8 - RELATED PARTIES:

Key Management Personnel Compensation and other related party transactions and balances:

The key management personnel, among others, include board members, CEO and CFO.

The totals of remuneration paid to Key Management Personnel and related parties during the years are as follows:

1. Transactions with related parties:	June 30, 2024
Short-term salary and fees	379
Share based payments	900
Post-employment retirement benefits	39
Non-monetary benefits	21
Payments for legal services	180
Revaluation of financial liabilities at fair value	344
Payments for consultant services	566
2,429

2. Balance with related parties:		June 30, 2024	December 31, 2023
Key management	Salary and related	(257)	(219)
Shareholders	Trade payables	16	(58)
Shareholders	Derivatives	-	(476)
Joint Ventures	Other receivables	15	15
Joint Ventures	Investment in subsidiary	115	115
		(111)	(623)

NOTE 9 - SUBSEQUENT EVENTS

Since the reporting date, the following significant events have occurred:

1.	On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and Board of Directors on June 11, 2024. This reverse split consolidated every 75 shares into one new ordinary share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1 per share. The par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately, and the Public Limited Company Constitution was amended to reflect these changes.

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS (CONT.)

2.	On July 19, 2024, the Company entered into a Securities Purchase Agreement with an institutional investor, resulting in the issuance of a promissory note (the “Note”) and warrants (the “Warrant”) for gross proceeds of $747, before fees and other expenses. The Note, issued with a 35% original issue discount, has a principal amount of $1,150 and matures 12 months from the issuance date. The Investor may convert the Note into the Company’s Ordinary Shares at a conversion price based on the lower of $6.10 or 80% of the 20-day volume-weighted average price, subject to a 4.99% beneficial ownership limitation. In case of default, the outstanding principal plus accrued interest increases to 120%, and a 24.5% per annum default interest rate applies. The accompanying Warrant, exercisable for 208,524 shares at $6.23 per share, is valid for five and a half years and includes anti-dilution protections and a 4.99% ownership cap. The Company used the net proceeds for working capital and general corporate purposes and is subject to certain restrictions and covenants under the Purchase Agreement. The Company also agreed to register the resale of shares underlying the Note and Warrant under a Registration Rights Agreement.

3.	On July 10, 2024, the Company entered into a Letter of Intent (LOI) with PMB Partners, LP (“PMB”). Under the LOI, the Company restructured $1.3 million of its debt to PMB. Subsequently, the Company entered into definitive agreements reflecting the terms of the LOI. This includes issuing a $800 Convertible Promissory Note with 15% interest (20% default interest), maturing on December 31, 2024, and a $500 Promissory Note with similar terms. Additionally, PMB exchanged its shares in a subsidiary, True Gold Consortium Pty Ltd, for 29,116 Company shares. The Company also issued 51,810 shares as consideration for PMB’s waivers and releases related to the debt. The Company agreed to register all shares issued to PMB for resale.

4.	On August 30, 2024 the Company entered into transactions pursuant to a Securities Purchase Agreement and issued and sold to an institutional investor a promissory note, for gross proceeds to the Company of $194.5, before deducting fees and other offering expenses payable by the Company. The Company used the net proceeds from the sale of the note for general working capital purposes. The note is in the principal amount of $223.6, which includes an original issue discount of $29, a one-time interest charge of 10%, was applied to the principal. The maturity date of the Note is June 30, 2025. The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 (2) on March 30, 2025, $30; (3) on April 30, 2025, $30; (4) on May 30, 2025, $30 and (5) on June 30, 2025, $30. Through February 26, 2025, the Company may prepay the note in full at a 2% discount. The note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the Note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the Note may be converted into ordinary shares of the Company (“Ordinary Shares”) at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The Investor shall be entitled to deduct $1.5 from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion. The Company paid, as a placement agent, approximately $9 in cash fees in relation to the transactions contemplated by the Purchase Agreement.

5.	On July 21, 2024, the Company granted 6,873 RSUs to an advisor. The fair value at grant date was $6.23 per RSU. The RSU shall vest monthly in equal installment until December 20, 2024

6.	On August 24, 2024, the Company extended a previous convertible security maturity date to February 24, 2025. In addition, the investor will have the right to convert at his option all or a portion of the face value amount including OID or a maximum of $407 into ordinary shares at a conversion price under exactly the same terms of a new qualified financing for at least $1.5 million from any source. (see also note 3(2)).

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (US$ in thousands except share and per share data)

NOTE 9 - SUBSEQUENT EVENTS (CONT.)

7.	On August 29, 2024, the Company amended its 2022 Incentive Equity Plan (the “Incentive Plan”), to increase the number of authorized Ordinary Shares under the Incentive Plan to 1,524,752 from 29,871 (the “Amendment”). As a Foreign Private Issuer, Nasdaq Rule 5615(a)(3) allows the Company to rely on home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d) and, accordingly, the Company so elected to approve the Amendment without stockholder approval. Thereafter, the Company granted an aggregate of 411,263 fully vested restricted stock units and 682,594 fully vested stock options to its executive officers and directors, and to certain consultants and advisors to the Company.

8.	On September 11, 2024, the Company entered into a private placement transaction pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors for aggregate gross proceeds of $5,350, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement. The Company used the net proceeds from Private Placement for general corporate purposes and for working capital purposes. The offering consisted of the sale of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two (2) Series A Common Warrants, each to purchase one (1) Ordinary Share per warrant at an exercise price of $1.00, and one (1) Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable subject to registration and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers. Of the gross proceeds, 20%, or $1,072, will be held in escrow and payable to the Purchasers under certain circumstances during the term of the Series A Common Warrants and Series B Warrants, as set forth therein. The Company agreed to pay a total cash placement fee equal to 12.0% of the gross cash proceeds received in the Private Placement. As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements.

10)	On September 16, 2024, the Company issued 22,611 ordinary shares following the partial conversion of an outstanding convertible security dated February 24, 2024, as amended on August 24, 2024. See also note 3(2) and 9(6).

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